Filed by Neuberger Berman Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Neuberger Berman Inc.

Commission File No. 001-15361

Date: October 3, 2003

The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. Neuberger Berman and Lehman Brothers do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman’s stockholders for their consideration. Lehman Brothers has filed a Registration Statement on Form S-4 and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the Registration Statement, including the proxy statement/prospectus included therein, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Stockholders of Neuberger Berman can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Neuberger Berman on July 22, 2003 in connection with the announcement of the transaction, and any other relevant documents filed with the SEC.

You are able to obtain a free copy of the Registration Statement on Form S-4, as well as other filings containing information about Neuberger Berman and Lehman Brothers, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the SEC filings that are incorporated by reference in the Registration Statement can be obtained, without charge, by directing a request to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 ((212) 476-8125) or to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 ((212) 526-3267).

Neuberger Berman, Lehman Brothers and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, filed on April 16, 2003, for Neuberger Berman’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, filed on February 28,

2003, for Lehman Brothers’ 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the definitive proxy statement/prospectus regarding the proposed transaction.

This filing relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of July 21, 2003, as amended by the First Amendment to Agreement and Plan of Merger, dated as of September 22, 2003, among Lehman Brothers Holdings Inc., Ruby Acquisition Company and Neuberger Berman Inc.

Included in this filing are the following:

•	An email from Jeffrey B. Lane, President and Chief Executive Officer of Neuberger Berman, to all employees of Neuberger Berman.

•	An email from Kevin Handwerker, Senior Vice President, Secretary and General Counsel of Neuberger Berman, to all active principals of Neuberger Berman.

[EMAIL TO NEUBERGER BERMAN EMPLOYEES]

Dear Fellow Employee Stockholders:

A Special Meeting of Stockholders (the “Meeting”) of Neuberger Berman Inc. (“Neuberger Berman”) will be held on October 31, 2003, at 10 a.m., at 605 Third Avenue, 41st Floor. You are entitled to vote at the Meeting if on September 24, 2003 (the “Record Date”), you held shares of Neuberger Berman common stock (the “Common Stock”).

Those of you who held Neuberger Berman Common Stock through the Neuberger Berman Employee Defined Contribution Stock Incentive Plan Trust (the “Trust”) on the Record Date have the right to provide Neuberger Berman Trust Company, N.A. (the “Trustee”) with voting instructions with respect to the shares allocated to you under Neuberger Berman’s Employee Defined Contribution Stock Incentive Plan. Your instructions will be tallied confidentially by American Stock Transfer & Trust Company (“AST”), our transfer agent, and will not be reported to the Trustee or Neuberger Berman.

Those of you who are participants in our Wealth Accumulation Plan (“WAP”), Employee Stock Purchase Plan (“ESPP”), Long-Term Incentive Plan (“LTIP”) or who have purchased shares in the open market, have the right to vote your shares directly.

On October 2, 2003, proxy materials with respect to Common Stock: (i) held in your brokerage account on the Record Date and not covered by a Neuberger Berman employee stock plan were mailed to you by Automatic Data Processing (“ADP”); and (ii) held through the WAP, ESPP, LTIP or are held for your benefit under the Trust were sent separately by AST.

For your convenience, we have made arrangements with AST and ADP so that you can give your voting instructions by telephone, using the Internet or by completing and mailing a proxy card. Information regarding these voting methods can be found on the proxy cards. To ensure that your votes are accurately reflected you must carefully follow the instructions on each proxy card.

Please note that proxy cards relating to Neuberger Berman Common Stock held through the WAP, ESPP, LTIP or the Trust will reflect instructions for individuals to vote: (i) using the Internet by accessing AST’s website at www.voteproxy.com; or (ii) by calling AST’s toll-free number at 1-800-776-9437 and entering an 11-digit control number set forth on the cards.

Proxy cards relating to Neuberger Berman Common Stock not covered by a Neuberger Berman employee stock plan will reflect instructions for individuals to vote: (i) using the Internet by accessing ADP’s website at www.proxyvote.com; or (ii) by calling ADP’s toll-free number at 1-800-454-8683 and entering a 12-digit control number set forth on the cards.

As indicated above, depending on where and how your shares are held, you may receive more than one set of proxy materials relating to the voting of your Common Stock. The instructions in the proxy materials will explain the voting methods available. If upon receiving the proxy materials in early-October you have any questions about the voting instructions, please do not hesitate to call either Claudia Brandon at extension 24652 or Sheila James at extension 24676.

Georgeson Shareholder Communications Inc. has been retained by Neuberger to assist in the solicitation of proxies and may be contacting stockholders by mail, telephone, facsimile, telegraph and personal interviews.

[EMAIL TO ACTIVE PRINCIPALS]

A Special Meeting of Stockholders (the “Special Meeting”) of Neuberger Berman Inc. (“Neuberger”), will be held on October 31, 2003. In connection with the Special Meeting, proxy statements and proxy cards will be distributed to all holders of record of Neuberger common stock (the “Common Stock”), on September 24, 2003 (the “Record Date”).

Pursuant to the Stockholders Agreement, dated as of August 2, 1999 (as amended, the “Stockholders Agreement”) by and among former Neuberger principals, their family affiliates and Neuberger, former principals who are employed by a Neuberger subsidiary (“Active Former Principals”) vote their Founder Shares (Neuberger Common Stock subject to transfer restrictions received in October 1999 in exchange for membership interests or shares of Neuberger Berman, LLC or Neuberger Berman Management Inc., respectively) in a preliminary vote on each matter upon which stockholders are being asked to vote. Each Founder Share so voted will be voted in accordance with the majority of votes cast in the preliminary vote.

In connection with the preliminary vote, Active Former Principals and their family affiliates who hold Founder Shares on the Record Date will receive proxy materials, including instructions on how to participate in the preliminary vote by mail, Internet, or telephone. We have been informed that American Stock Transfer & Trust Company (“AST”), our transfer agent, began sending these materials on October 2, 2003. If you have not received your proxy materials by Friday, October 10, 2003, please contact Claudia Brandon in the Legal and Compliance Department at extension 24652 or Sheila James at extension 24676.

All Founder Shares held by Active Former Principals and their family affiliates, whether or not voted in the preliminary vote, will be voted at the Special Stockholders Meeting in accordance with the results of the vote of the majority of the Founder Shares voting in such preliminary vote.

In addition, any Active Former Principal who owns Neuberger Common Stock other than that acquired in the above mentioned exchange will receive separate proxy materials with respect to such Stock. These additional proxy materials will relate to Neuberger Common Stock acquired in the open market or under any employee stock plan (i.e., Wealth Accumulation Plan, Employee Stock Purchase Plan, Employee Defined Contribution Stock Incentive Plan and the Long-Term Incentive Plan) or Founders Shares no longer subject to transfer restrictions. These shares are not subject to the preliminary vote. Proxy materials with respect to such Common Stock will be sent separately by AST or by Automatic Data Processing (“ADP”) and arrangements have been made for voting by mail, Internet or telephone.

Please note that proxy cards relating to Neuberger Common Stock held through the WAP, ESPP, LTIP or the Trust will reflect instructions for individuals to vote: (i) using the Internet by accessing AST’s website at www.voteproxy.com; or (ii) by calling AST’s toll-free number at 1-800-776-9437 and entering an 11-digit control number set forth on the cards.

Proxy cards relating to Neuberger Common Stock not covered by (i) the Stockholders Agreement or (ii) a Neuberger employee stock plan will reflect instructions for individuals to vote: (i) using the Internet by accessing ADP’s website at www.proxyvote.com; or (ii) by calling ADP’s toll-free number at 1-800-454-8683 and entering a 12-digit control number set forth on the cards.

As indicated above, depending on where and how your shares are held, Active Former Principals may receive more than one set of proxy materials relating to the voting of your Common Stock. The instructions in the proxy materials will explain the voting methods available. If upon receiving the proxy materials in early-October you have any questions about the voting instructions, please do not hesitate to call either Claudia Brandon at extension 24652 or Sheila James at extension 24676.

Georgeson Shareholder Communications Inc. has been retained by Neuberger to assist in the solicitation of proxies and may be contacting stockholders by mail, telephone, facsimile, telegraph and personal interviews.